A-Power Energy Generation Systems, Ltd.
No. 44 Jingxing Road,
Tiexi District, Shenyang Liaoning Province
China 110021

December 30, 2009

Re: Confirmations with respect to Conversion Agreement

Dear Investor:

In connection with the execution, delivery and performance of the Conversion Agreement dated as of December 30, 2009 between A-Power Energy Generation Systems, Ltd., (the “Company”) and you, the Investor (the “Conversion Agreement”) the Company hereby requests your agreement to the following confirmations:

Treatment of Conversion Agreement

You hereby confirm that, immediately after the execution of the Conversion Agreement that you (together with your affiliates) will not have beneficial ownership (together with the beneficial ownership of your affiliates) of a number of Common Shares which exceeds the Maximum Percentage (as defined in the Existing Notes) of the total outstanding Common Shares of the Company as determined pursuant to the provisions of Section 3(d) of the Existing Note.  You hereby also agree that, notwithstanding anything in the Convertible Note to the contrary, your execution of the Conversion Agreement shall serve as a notice of conversion for purposes of the Convertible Note.

In you are in agreement with these confirmations, please execute this Confirmation Letter  and return it to the undersigned.

Thanks you.

A-Power Energy Generation Systems, Ltd.

By:
Name: John S. Lin Title: COO

The foregoing confirmations
are hereby agreed:

Name of Investor: ______________

By: __________________________
Name:
Title: